Andrew E. Seaberg
Associate
215-988-3328 Direct
215-988-2757 Fax
andrew.seaberg@dbr.com
June 22, 2012
VIA EDGAR
Deborah O’Neal-Johnson
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Trust for Credit Unions Response to Examiner Comments on Post-Effective Amendment No. 40 (File Nos. 33-18781 and 811-5407)
Dear Ms. O’Neal-Johnson:
     The following responds to your comments provided via telephone conference on June 4, 2012, regarding the above-referenced Post-Effective Amendment No. 40 (“PEA No. 40”) on Form N-1A of Trust for Credit Unions (the “Registrant”). PEA No. 40 seeks to register a new class of shares (“Investor Shares”) of the Registrant’s three existing portfolios, the Money Market Portfolio, the Ultra-Short Duration Government Portfolio and the Short Duration Portfolio (each a “Portfolio,” together the “Portfolios”). Our responses (in bold) follow to your comments:
     1. Comment: As part of the Registrant’s response, a Tandy statement should be included.
     Response: Registrant acknowledges the following:
•	Registrant is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings;

•	Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Deborah O’Neal-Johnson
June 22, 2012

PROSPECTUS
     2. Comment: The footnote below the section “Money Market Fund: Portfolio Fees and Expenses” (page 1) lists the contractual fee reduction/expense limitation to 0.20% of the Money Market Portfolio’s average daily net assets. However, the “Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement” is listed as 0.18%. Please explain this difference.
     Response: The Administrator has contractually agreed to limit the Portfolio’s Total Annual Portfolio Operating Expenses (excluding interest, taxes, brokerage and extraordinary expenses) After Fee Waiver and/or Expense Reimbursement to not more than 0.20% of the Portfolio’s average daily net assets. However, as a result of additional voluntary fee waivers and expense reimbursements by the Administrator and voluntary fee waivers by certain of Registrant’s other service providers, Total Annual Portfolio Operating Expenses After Expense Limitations is being limited to 0.18% of the Portfolio’s average daily net assets in order to maintain a competitive expense ratio for the Portfolio.
     3. Comment: Please confirm whether the Investment Adviser is entitled to recoupment of advisory fees and expenses.
     Response: The Investment Adviser cannot recoup any advisory fees that it has waived. The Investment Adviser has not reimbursed any other expenses of the Portfolios.
     4. Comment: The “Portfolio Fees and Expenses” section for the Ultra-Short Duration Government Portfolio (page 6) and the Short Duration Portfolio (page 13) list each Portfolio’s investment advisory fee as 0.16% of the Portfolio’s average daily net assets. Please provide an explanation of this figure.
     Response: The advisory fee for both the Ultra-Short Duration Government Portfolio and Short Duration Portfolio is based on the aggregate average net assets of the two Portfolios, i.e. 0.18% on the first $250 million of aggregate average net assets, 0.16% on the next $250 million of aggregate average net assets and 0.14% on the remainder of aggregate average net assets.
     5. Comment: Please confirm whether the Investment Adviser uses active trading as a principal investment strategy.
     Response: The Investment Adviser does not use active trading as a principal investment strategy.

Deborah O’Neal-Johnson
June 22, 2012

     6. Comment: In the section “Performance” for the Short Duration Portfolio (page 18), please remove the asterisked footnote under “total return.”
     Response: Registrant respectfully declines the comment. Registrant believes that it would be misleading not to include the asterisked footnote since investors would not be on notice that performance for periods prior to the fiscal year ended August 31, 2004 represented the performance by a different principal investment strategy.
     7. Comment: In the section “Additional Information About the Portfolios’ Investment Objectives and Risks” (page 21), please consider revising disclosure in the sub-section “The Fund’s Money Market Investment Philosophy” to read: “Since 1988, the Investment Adviser has actively managed the Money Market Portfolio to attempt to provide credit union investors with the greatest possible preservation of principal and income potential.”
     Response: Registrant respectfully declines the comment.
     8. Comment: The section “Dividends” (page 35) states that, “From time to time, a portion of the Bond Portfolios’ dividends may constitute a return of capital.” Please confirm whether the Investment Adviser anticipates that there will be a material return of capital to investors.
     Response: The Investment Adviser does not anticipate that dividends will result in a material return of capital to investors in the Bond Portfolios.
STATEMENT OF ADDITIONAL INFORMATION
     9. Please confirm that the information concerning other directorships held by the Trustees in the table in the section “Fund Management: Independent Directors” (page B-6) covers the past five years.
     Response: Registrant so confirms.
     10. Under the first investment restriction in the “Investment Restrictions” section (page B-51), please consider adding disclosure that the Short Duration Portfolio and Ultra-Short Duration Government Portfolio may not reserve freedom of action to concentrate in bank obligations.
     Response: Registrant respectfully declines the comment. Registrant believes that the statement in the investment restrictions that it is the SEC staff’s position

Deborah O’Neal-Johnson
June 22, 2012

that only the Money Market Portfolio can reserve freedom of action to concentrate in bank obligations makes it clear that the Ultra-Short Duration Government Portfolio and Short Duration Portfolio cannot reserve such freedom of action.
     We thank you for your assistance. If you should have any questions regarding the Registrant’s responses to your comments, please do not hesitate to contact the undersigned at 215-988-3328.

Sincerely,
/s/ Andrew E. Seaberg
Andrew E. Seaberg

AES